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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-66276

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Markets LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Page   (212) 205-1399
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Whitehall Capital Markets LLC

**Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020**

Whitehall Capital Markets LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
    applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying financial

statements and supplemental schedules pertaining to Whitehall Capital Markets LLC for the

period ended December 31, 2020, are true and correct. I further affirm that neither the

Company nor any officer or director has any proprietary interest in any account classified solely

as that of a customer.



_____
Signature

Managing Director_____
Title

Subscribed and sworn
to before me

  2/26/21

_____



```
LISA SUCHIT
Notary Public – State of New York
NO. 01SU6360628
Qualified in Queens County
My Commission Expires Jun 26. 2021
```

NEW YORK ALL-PURPOSE ACKNOWLEDGMENT
REAL PROPERTY LAW §309-a

State of New York

County of _____New York_____ } ss.

On the __26th__ day of __February__ In the year __2021__ before me,
      Day   *Month*   *Year*

the undersigned personally appeared ___TIMOTHY PAGE___.
                                         Name of Signer

(and _____,) personally known to me or
            Name of Additional Signer, if Any

proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.



_____
Signature of Notary Public
Notary Public — State of New York

Place Seal Below   OR   Complete Lines Below

LISA SUCHIT
Notary Public – State of New York
NO. 01SU6360628
Qualified in Queens County
My Commission Expires Jun 26, 2021

_____
Name of Notary

_____
Name of County in Which Originally Qualified

_____
Commission Expiration Date

_____
Name of County in Which Certificate of Official Character Filed (if required)

-------- **OPTIONAL** --------

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___Statement Letter___

Document Date: ___February 26th 2021___   Number of Pages: ___2___

Signer(s) Other Than Named Above: _____

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Whitehall Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Whitehall Capital Markets LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

March 26, 2021

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Whitehall Capital Markets LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	83,439
Accounts receivable		500,000
Other assets		21,859
Total assets	$	605,298
Liabilities and Member's Equity		
Liabilities - accounts payable and accrued expenses	$	57,079
Member's equity		548,219
Total liabilities and member's equity	$	605,298

The accompanying notes are an integral part of this financial statement.

Whitehall Capital Markets LLC

Notes to Financial Statement
December 31, 2020

1. **Organization and Business**

   Whitehall Capital Markets LLC (the "Company) is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers and Acquisitions, Advisory Assignments, Debt, and Equity Placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that could affect the reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

   Contract Assets and Liabilities
   The Company had no accounts receivables at January 1, 2020 and it has accounts receivable of $500,000 at December 31, 2020.

   The Company had no contract assets or liabilities at January 1, 2020 and at December 31, 2020.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes.

   At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

   Allowance for Credit Losses
   Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

   The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect

adjustment to the opening member's equity as of January 1, 2020. The Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

3.   **Concentrations of Credit Risk**

During the year ended December 31, 2020, 94% of the Company's revenue was from one client, with the remaining 6% of revenue from one other client.

The Company maintains its cash balances at two financial institutions which at times may exceed federal limits. The Company does not regard itself to be at any risk with respect to its cash balances.

4.   **Transactions with related parties**

The Company maintains an administrative services agreement with its Member whereby the Member is to provide office and administrative services. This automatically renewable one year agreement provides for a monthly expense charge of $49,153. In August of 2020, the agreement was amended such that the Company is charged a monthly expense amount of $33,838.

During the year ended December 31, 2020, the Member forgave $365,802 that was owed to it by the Company. Such forgiveness was treated as capital contributions to the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

As of December 31, 2020, there was no payable to or receivable from the Member under the administrative services agreement.

5.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $26,000, which exceeded the required net capital by approximately $21,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6. **COVID**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.